UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

CSW Energy, Inc.	REPORT FOR PERIOD
CSW International, Inc.	October 1, 2003 to December 31, 2003
Columbus. Ohio 43215

File No 070-9091	PURSUANT TO RULE 24

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)

Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. None.

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
December 31, 2003
(Unaudited)
($000's)

Assets

Current Assets:
Cash and Cash Equivalents	$ 8,923
Accounts Receivable	1,837
Prepaid Expenses and Other	629

Total Current Assets	11,389

Investments In and Advances to Energy Projects	105,373

Notes Receivable - Affiliate	68,690

Other Assets:
Construction in Progress and Project Development Costs	1,507
Property, Plant, and Equipment, net	103,093
Tax Benefit	31
Other	3,460

Total Other Assets	108,091

Total Assets	$ 293,543

Liabilities and Shareholder's Equity (Deficit)

Current Liabilities:
Accounts Payable	$ 2,111
Accrued Liabilities and Other	3,325

Total Current Liabilities	5,436

Notes Payable - Affiliate	100,920
Long-term Debt	114,192
Deferred Income Taxes	64,899
Other	14,723

Total Liabilities	300,170

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-In-Capital	88,480
Accumulated Deficit	(95,108)

Total Shareholder's Equity (Deficit)	(6,627)

Total Liabilities and Shareholder's Equity (Deficit)	$ 293,543

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
December 31, 2003
(Unaudited)
($000's)

ASSETS

Current Assets:
Cash and Cash Equivalents	$ 2,333
Accounts Receivable - Affiliated (net)	57
Prepayments and Other	17

Total Current Assets	2,407

Other Assets:
Deferred Tax Benefit	89,104

Total Other Assets	89,104

Total Assets	$ 91,511

CAPITALIZATION AND LIABILITIES

Current Liabilities:
Accounts Payable	$ 27
Advances from Affiliates	42,518
Accounts Payable - Affiliated	1,634
Accrued Taxes Payable	22,514
Other	13,385

Total Current Liabilities	80,078

Other Deferred Credits	505

Capitalization:
Common Stock	1
Paid-in Capital	179,467
Accumulated Deficit	(168,540)

Total Capitalization	10,928

Total Capitalization and Liabilities	$ 91,511

Exhibit C

CSW Energy, Inc.
Statement of Operations
For the Twelve Months Ended
December 31, 2003
(Unaudited)
($000's)

OPERATING REVENUE:
Electric Revenues	$ 12,424
Equity in Income from Energy Projects	16,712
Operating and Maintenance Contract Services	13,178
Other	1,180

Total Operating Revenue	43,494

OPERATING EXPENSES:
Operating, Maintenance and Supplies	9,384
Depreciation and Amortization	7,807
Salaries, Wages and Benefits	4,681
General and Administrative	12,050

Total Operating Expenses	33,922

INCOME FROM OPERATIONS	9,572

OTHER INCOME (EXPENSE):
Interest Income	3,551
Interest Expense	(7,316)
Provision for Asset Impairment	(70,000)
Other	10,608

Total Other Expense	(63,157)

LOSS BEFORE INCOME TAXES	(53,585)

INCOME TAX BENEFIT	(24,031)

LOSS BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(29,554)

DISCONTINUED OPERATIONS, NET OF TAX	(14,045)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	(120)

NET LOSS	$(43,719)

Exhibit D

CSW International, Inc.
Statement of Income
For the Twelve Months Ended December 31, 2003
(Unaudited)
($000's)

Operating Revenues - Equity Earnings	$ -

Operating Expenses:
General and Administrative	6,162

Operating Loss	(6,162)

Other Income (Expense):
Adjustment to Investment Impairment Losses	6,043
Interest Income	2,629
Proceeds from Sale of Vale	1,000
Interest Expense	(459)
Other	644

Total Other Income	9,857

Income Before Income Taxes	3,695

Income Tax Benefit	(12,489)

Net Income	$16,184

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 27th day of February, 2004.

S I G N A T U R E

CSW Energy, Inc.
CSW International, Inc.

/s/Wendy G. Hargus

Wendy G. Hargus
Assistant Treasurer